FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of February 27, 2009

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes      No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.
This report contains Tenaris's press release announcing its 2008 Fourth Quarter and Annual Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2009

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Giovanni Sardagna
Tenaris
 1-888-300-5432
www.tenaris.com

Tenaris Announces 2008 Fourth Quarter and Annual Results

The financial and operational information contained in this press release is based on audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and presented in U.S. dollars.

Luxembourg, February 25, 2009. - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) (“Tenaris”) today announced its results for the fourth quarter and year ended December 31, 2008 with comparison to its results for the fourth quarter and year ended December 31, 2007.

Summary of 2008 Fourth Quarter Results

(Comparison with third quarter of 2008 and fourth quarter of 2007)
	Q4 2008	Q3 2008		Q4 2007
Net sales (US$ million)	3,238.8	3,118.5	4%	2,628.0	23%
Operating income (US$ million)	559.3	933.9	(40%)	756.7	(26%)
Net income (US$ million)	114.5	631.2	(82%)	595.8	(81%)
Shareholders’ net income (US$ million)	93.7	570.6	(84%)	546.5	(83%)
Earnings per ADS (US$)	0.16	0.97	(84%)	0.93	(83%)
Earnings per share (US$)	0.08	0.48	(84%)	0.46	(83%)
EBITDA* (US$ million)	1,191.4	1,068.8	11%	890.9	34%
EBITDA margin (% of net sales)	37%	34%		34%
* EBITDA is defined as operating income plus depreciation, amortization and impairment charges

Our operating results in the fourth quarter were affected by impairment charges on the value of our assets amounting to US$502.9 million, or US$0.43 per share (US$0.85 per ADS). These charges mainly reflect the impact on the value of the intangible assets coming from our Maverick acquisition due to changes in our operating environment in North America, particularly in respect of the outlook for natural gas drilling in the region over the next two years. Our EBITDA, however, measured before impairment charges, reached a record level reflecting strong sales growth, particularly in North America, and a recovery of operating margins. Our net financial debt (total financial debt less cash and other current investments) decreased by US$95.8 million to US$1,392.4 million, from US$1,488.2 million at the end of the previous quarter, as our free cash flow (net cash provided by operations less capital expenditures) was US$273.2 million and we paid an interim dividend during the quarter amounting to US$153.5 million.

Summary of 2008 Annual Results

	FY 2008	FY 2007	Increase/(Decrease)
Net sales (US$ million)	12,131.8	10,042.0	21%
Operating income (US$ million)	3,027.9	2,957.2	2%
Net income (US$ million)	2,275.6	2,076.1	10%
Shareholders’ net income (US$ million)	2,124.8	1,923.7	10%
Earnings per ADS (US$)	3.60	3.26	10%
Earnings per share (US$)	1.80	1.63	10%
EBITDA* (US$ million)	4,063.7	3,449.3	18%
EBITDA margin (% of net sales)	33%	34%
* EBITDA is defined as operating income plus depreciation, amortization and impairment charges

2008 was a year of strong growth at Tenaris as we consolidated our integrated product and service offering in an expanding North American market. Net sales grew by 21%, compared to 2007, and EBITDA, measured before impairment charges, rose 18% to reach US$4.1 billion. Operating income, after accounting for asset write-downs reflecting changes in our operating environment, rose 2% and earnings per share rose 10% for the year. Net financial debt was reduced by US$1,577.8 million to US$1,392.4 million at year end.

Annual Dividend Proposal

     The board of directors proposes, for the approval of the annual general shareholders’ meeting to be held on June 3, 2009, the payment of an annual dividend of US$0.43 per share (US$0.86 per ADS), or approximately US$507 million, which includes the interim dividend of US$0.13 per share (US$0.26 per ADS) paid on November 27, 2008. This would represent an increase of 13% over the annual dividend paid for the 2007 fiscal year. If the annual dividend is approved by the shareholders, a dividend of US$0.30 per share (US$0.60 per ADS), or approximately US$354 million will be paid on June 25, 2009, with an ex-dividend date of June 22, 2009.

Tenaris to Acquire Control of Seamless Pipe Indonesia Jaya

Tenaris has signed an agreement to acquire from Bakrie & Brothers TbK, Green Pipe International Limited and Cakrawala Baru a 77.45% holding in Seamless Pipe Indonesia Jaya (“SPIJ”), an Indonesian OCTG processing business with heat treatment and premium connection threading facilities, for a purchase price of US$73.5 million, with US$ 24.9 million being payable as consideration for SPIJ's equity and US$ 48.6 million as consideration for the assignment of certain sellers' loan to SPIJ. SPIJ has an annual processing capacity of 120,000 tons and has had a commercial alliance with Tenaris for more than a decade. SPIJ employs around 500 persons and had revenues of approximately US$140 million in 2008.

The acquisition, whose completion is subject to customary conditions, including regulatory approval and compliance with certain minority shareholder rights, would allow Tenaris to strengthen its global production capabilities and its local presence in Indonesia, one of the world’s leading producers of LNG.

Market Background and Outlook

Global business and market conditions changed markedly during 2008 as the financial crisis, which had started towards the end of 2007, intensified in September and spread rapidly to other sectors all over the world. It has become increasingly clear that the impact on the real economy is likely to be severe and long-lasting.

Global oil prices rose strongly in the first half of the year, peaking in July in excess of US$140 per barrel, before falling even more abruptly in the second half to their current levels of around US$40 per barrel, reflecting expectations of a significant reduction in demand in the current recessionary environment. North American gas prices also rose rapidly during the first half of the year, peaking in excess of US$12 per million BTU, before falling even more steeply to their current levels close to US$4 per million BTU as increased investment in US gas production resulted in significantly higher production levels at a time when demand began to be affected by lower industrial production.

Taking the year as a whole, the international count of active drilling rigs, as published by Baker Hughes, showed an average increase compared to 2007 of 7%. The corresponding rig count in the US, which is more sensitive to North American gas prices, after rising steadily in the first part of the year to peak at 2,031 during the month of September, began falling in the fourth quarter to end the year at 1,623 and has subsequently fallen to 1,300 as of February 20, 2009. For the full year, an average increase of 6% compared to 2007, was registered. In Canada, the corresponding rig count, which is also sensitive to North American gas prices and where oil and gas drilling activity is affected by seasonal factors,  showed an average annual increase of 11% compared to 2007.

We estimate that global apparent demand for OCTG in 2008 rose by around 11% in 2008 compared to 2007. This increase includes a substantial surge in inventories in the US fueled by surging Chinese imports of standard and non heat-treated products. We expect that apparent demand for OCTG will suffer a strong adjustment in 2009, reflecting an expected decline in oil and gas drilling activity and efforts to reduce inventories. Demand for premium and other high-end OCTG products should hold up better than for standard product grades as oil and gas companies maintain their investments in complex projects already underway.

Demand for our large-diameter pipes for pipeline projects in South America rose during 2008 as we made deliveries to a number of pipeline projects in Brazil, Argentina and Colombia. However, sales are expected to decline in 2009 as the current order backlog is lower than last year and customers delay the implementation of new projects.

Steelmaking raw material costs for our seamless pipe products and steel costs for our welded pipe products rose steeply in the first half of the year but fell even more steeply during the second half of the year as the recessionary environment had an almost immediate impact on global steelmaking activity. Pipe prices, which had risen during the second and third quarter are now declining following the correction in raw material and energy costs.

Considering the decrease in apparent demand and declining prices we expect lower level of sales and EBITDA into the coming quarters.

Analysis of 2008 Fourth Quarter Results

Sales volume (metric tons)	Q4 2008	Q4 2007	Increase/(Decrease)
Tubes – Seamless	704,000	714,000	(1%)
Tubes – Welded	242,000	259,000	(7%)
Tubes – Total	946,000	973,000	(3%)
Projects – Welded	134,000	157,000	(15%)
Total	1,080,000	1,130,000	(4%)

Tubes	Q4 2008	Q4 2007	Increase/(Decrease)
(Net sales - $ million)
North America	1,419.3	756.0	88%
South America	382.9	324.0	18%
Europe	369.1	460.8	(20%)
Middle East & Africa	424.4	458.7	(7%)
Far East & Oceania	193.1	153.5	26%
Total net sales ($ million)	2,788.8	2,153.0	30%
Cost of sales (% of sales)	50%	53%
Operating income ($ million)*	618.0	656.9	(6%)
Operating income (% of sales)	22%	31%
* Operating income includes impairment charges of US$368.5 million

Net sales of tubular products and services rose 30% to US$2,788.8 million in the fourth quarter of 2008, compared to US$2,153.0 million in the fourth quarter of 2007, as an increase in our average selling price for tubular products and services offset a 3% decline in sales volume. Sales rose strongly in North America, led by increased volumes and prices for OCTG products throughout the region. Sales also increased in South America and Far East and Oceania reflecting higher average selling prices. In Europe, sales were affected by the decline in industrial activity and imports from China which are causing injury to the European pipe industry.

Projects	Q4 2008	Q4 2007	Increase/(Decrease)
Net sales ($ million)	311.9	315.4	(1%)
Cost of sales (% of sales)	63%	71%
Operating income ($ million)	75.8	78.1	(3%)
Operating income (% of sales)	24%	25%
Net sales of pipes for pipeline projects decreased 1% to US$311.9 million in the fourth quarter of 2008, compared to US$315.4 million in the fourth quarter of 2007, as the increase in average selling prices almost entirely offset the decrease in volumes.

Others	Q4 2008	Q4 2007	Increase/(Decrease)
Net sales ($ million)	138.0	159.6	(14%)
Cost of sales (% of sales)	82%	71%
Operating income ($ million)*	(134.5)	21.7	-
Operating income (% of sales)	(97%)	14%
* Operating income includes impairment charges of US$ 134.4 million

Net sales of other products and services decreased 14% to US$138.0 million in the fourth quarter of 2008, compared to US$159.6 million in the fourth quarter of 2007, mainly reflecting lower sales of excess raw materials and welded pipes for electric conduits in the USA, partially offset by higher sales of sucker rods.

Selling, general and administrative expenses, or SG&A, decreased as a percentage of net sales to 14.5% in the quarter ended December 31, 2008 compared to 15.7% in the corresponding quarter of 2007 but increased in absolute terms to US$468.2 million compared to US$413.0 million. This increase in absolute terms was related primarily to higher activity in terms of net sales and higher selling costs.

Other operating income (expense) amounted to a net loss of US$500.7 million compared to a net gain of US$16.0 million in the corresponding quarter of 2007, due to impairment charges mainly related to changes in the market outlook for our North American operations.

Net interest expense decreased to US$40.2 million in the fourth quarter of 2008, compared to a net interest expense of US$41.8 million in the same period of 2007.

Other financial results generated a loss of US$59.1 million during the fourth quarter of 2008, compared to a loss of US$12.0 million during the fourth quarter of 2007. These results largely reflect gains and losses on net foreign exchange transactions and the fair value of derivative instruments and are to a large extent offset by changes to our net equity position. These gains and losses are mainly attributable to variations in the exchange rates between our subsidiaries’ functional currencies (other than the US dollar) and the US dollar in accordance with IFRS.

Equity in earnings of associated companies generated a loss of US$32.8 million in the fourth quarter of 2008, compared to a gain of US$39.7 million in the fourth quarter of 2007. These results mainly derived from our equity investment in Ternium and, in the fourth quarter of 2007, included a gain of US$18.4 million recorded on the sale of our remaining 25% participation in Dalmine Energie.

Income tax charges totalled US$312.8 million in the fourth quarter of 2008. Excluding the effect of impairment losses during the quarter amounting to US$502.9 million, the tax rate was equivalent to 32% of income before equity in earnings of associated companies and income tax.

Income attributable to minority interest decreased to US$20.8 million in the fourth quarter of 2008, compared to US$49.3 million in the corresponding quarter of 2007.

Cash Flow and Liquidity

Net cash provided by operations during the fourth quarter of 2008 was US$379.3 million (US$1,465.0 million for the year), compared to US$231.5 million in the fourth quarter of 2007 (US$2,020.6 million during the year). Working capital increased by US$248.6 million during the fourth quarter, mainly due to an increase in trade receivables and a reduction in trade payables and customer advances, partially offset by a decrease in the value of inventories.

Capital expenditures amounted to US$106.1 million for the fourth quarter of 2008 and US$443.2 million for the year, compared to US$113.3 million in the fourth quarter of 2007 and US$447.9 million for the year. Since last September, we are reducing our capital expenditure plans to take account of changed market expectations while confirming our most relevant projects in technology, safety and quality and our expansion plan to serve the growing Mexican market.

During 2008, total financial debt decreased by US$1,043.2 million to US$2,977.0 million at December 31, 2008 from US$4,020.2 million at December 31, 2007. Liquidity (cash and cash equivalents and other current investments) increased by US$534.6 million to US$1,584.6 million at December 31, 2008 from US$1,050.0 million at December 31, 2007. Net financial debt during 2008 decreased by US$1,577.8 million to US$1,392.4 million at December 31, 2008.

Analysis of 2008 Annual Results

Sales volume (metric tons)	FY 2008	FY 2007	Increase/(Decrease)
Tubes - Seamless	2,861,000	2,870,000	(0%)
Tubes – Welded	1,057,000	965,000	10%
Tubes - Total	3,918,000	3,835,000	2%
Projects - Welded	591,000	474,000	25%
Total – Tubes + Projects	4,509,000	4,309,000	5%

Tubes	FY 2008	FY 2007	Increase/(Decrease)
Net sales ($ million)
- North America	4,519.2	2,921.7	55%
- South America	1,353.7	1,221.7	11%
- Europe	1,705.6	1,661.4	3%
- Middle East & Africa	1,809.9	2,057.6	(12%)
- Far East & Oceania	726.6	690.2	5%
Total net sales	10,115.0	8,552.6	18%
Cost of sales (% of sales)	53%	52%
Operating income ($ million)	2,822.1	2,713.9	4%
Operating income (% of sales)	28%	32%

Net sales of tubular products and services rose 18% to US$10,115.0 million in 2008, compared to US$8,552.6 million in 2007, due to higher average selling prices and higher volumes of welded pipe sales. In North America, demand for our  products increased throughout the region, particularly for our OCTG products as we consolidated our integrated product and service offering following the acquisition of Hydril in May 2007 in an expanding market. In South America, sales increased due primarily to higher OCTG demand in Venezuela and Ecuador. In Europe, sales increased, as higher average selling prices offset a decrease in volumes due to lower industrial activity and an increase in Chinese imports. In the Middle East and Africa, sales were affected by inventory adjustments and lower sales of API OCTG products. In the Far East and Oceania, sales increased as higher average selling prices more than offset a decrease in volumes.

Cost of sales of tubular products and services, expressed as a percentage of net sales, rose from 52% to 53%, reflecting a steep increase in raw material costs for our seamless pipe products and steel costs for our welded pipe products in the first half of the year, which then started to correct towards the end of the year.

Operating income from tubular products and services, which included US$368.5 million in impairment charges, rose 4% to US$2,822.1 million in 2008, from US$2,713.9 million in 2007 as higher sales more than offset a lower margin resulting from the impairment charges.

Projects	FY 2008	FY 2007	Increase/(Decrease)
Net sales ($ million)	1,270.9	876.3	45%
Cost of sales (% of sales)	70%	71%
Operating income ($ million)	249.0	184.8	35%
Operating income (% of sales)	20%	21%

Net sales of pipes for pipeline projects rose 45% to US$1,270.9 million in 2008, compared to US$876.3 million in 2007, reflecting strong shipments to gas and other pipeline projects in Brazil, Argentina and Colombia and higher average selling prices.

Operating income from pipes for pipeline projects rose 35% to US$249.0 million in 2008, from US$184.8 million in 2007, due to the increase in net sales and a relatively stable operating margin.

Others	FY 2008	FY 2007	Increase/(Decrease)
Net sales ($ million)	745.9	613.1	22%
Cost of sales (% of net sales)	73%	76%
Operating income ($ million)	(43.3)	58.5	-
Operating income (% of sales)	(6%)	10%

Net sales of other products and services rose 22% to US$745.9 million in 2008, compared to US$613.1 million in 2007, reflecting higher sales of electric conduits, sucker rods, industrial equipment and excess raw materials.

Operating income from other products and services, for the year 2008 were affected by impairment charges of US$134.4 million on our assets in this segment.

Selling, general and administrative expenses, or SG&A, decreased as a percentage of net sales to 15.0% in 2008 compared to 15.7% in 2007 but increased in absolute terms to US$1,819.0 million compared to US$1,573.9 million. SG&A increased in absolute terms due to higher commissions, freight and other selling expenses, higher labor costs and higher taxes and services and fees. These increases were related primarily to higher activity in terms of net sales.

Other operating income and expenses resulted in net expenses of US$485.8 million in 2008, compared to net income of US$4.9 million in 2007, as in 2008 we recorded impairment charges amounting to US$502.9 million. These charges reflect changes in our operating environment, particularly in respect of the outlook for natural gas drilling in North America over the next two years.

Net interest expenses totalled US$137.0 million in 2008, compared to net interest expenses of US$182.3 million in 2007, reflecting a lower net debt position and lower interest rates.

Other financial results generated a loss of US$104.3 million in 2008, compared to a loss of US$22.8 million during 2007. These results largely reflect gains and losses on net foreign exchange transactions and the fair value of derivative instruments and are to a large extent offset by changes to our net equity position. These gains and losses are mainly attributable to variations in the exchange rates between our subsidiaries’ functional currencies (other than the US dollar) and the US dollar in accordance with IFRS.

Equity in earnings of associated companies generated a gain of US$89.6 million in 2008, compared to a gain of US$113.3 million in 2007. These gains were derived mainly from our equity investment in Ternium but, in 2007, also included a gain of US$18.4 million recorded on the sale of our remaining 25% participation in Dalmine Energie.

Income tax charges of US$1,011.7 million were recorded during 2008. Excluding the effect of impairment losses during the year amounting to US$502.9 million, the tax rate was equivalent to 31% of income before equity in earnings of associated companies and income tax. In 2007, we recorded income tax charges amounting to US$823.9 million, equivalent to 30% of income before equity in earnings of associated companies and income tax.

Income from discontinued operations amounted to US$411.1 million in 2008, compared to US$34.5 million in 2007. The 2008 income included the result of the sale of Hydril’s pressure control business, completed on April 1, 2008, amounting to US$394.3 million.

Net income rose to US$2,275.6 million in 2008, compared to US$2,076.1 million in 2007, reflecting a 2% increase in the operating income after impairment charges and the result of the sale of Hydril’s pressure control business.

Income attributable to equity holders was US$2,124.8 million, or US$1.80 per share (US$3.60 per ADS), in 2008, compared to US$1,923.7 million, or US$1.63 per share (US$3.26 per ADS) in 2007.

Income attributable to minority interest was US$150.8 million in 2008, compared to US$152.3 million in 2007 as higher results at Confab were offset by lower results at NKKTubes and losses at other subsidiaries.

Registered Major Holders

The following holders have notified Tenaris of holdings in excess of 5% of its capital or voting rights:

Holders	Number of shares	% of capital and voting rights
San Faustin N.V.(1)	717,440,187	60.8
Capital World Investors (2)	64,633,440	5.5

(1) San Faustín N.V. owns all of its shares in the Company through its wholly-owned subsidiary I.I.I. Industrial Investments Inc.  Rocca & Partners S.A. controls a significant portion of the voting power of San Faustín N.V. and has the ability to influence matters affecting, or submitted to a vote of the shareholders of, San Faustín N.V., such as the election of directors, the approval of certain corporate transaction and other matters concerning the company’s policies. There are no controlling shareholders for Rocca & Partners.

(2) Capital World Investors is a division of Capital Research and Management Company (CRMC). Capital World Investors is deemed to be the beneficial owner of these shares as a result of CRMC acting as investment adviser to various investment companies. Accordingly, Capital World Investors does not own any shares for its own account; rather, they are owned by accounts under the discretionary management of Capital World Investors.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Consolidated Income Statement

(all amounts in thousands of U.S. dollars)	Three-month period ended December 31,		Year ended December 31,
	2008	2007	2008	2007
Continuing operations
Net sales	3,238,752	2,627,968	12,131,836	10,042,008
Cost of sales	(1,710,525)	(1,474,215)	(6,799,189)	(5,515,767)
Gross profit	1,528,227	1,153,753	5,332,647	4,526,241
Selling, general and administrative expenses	(468,176)	(413,041)	(1,819,011)	(1,573,949)
Other operating income (expense), net	(500,738)	16,012	(485,772)	4,933
Operating income	559,313	756,724	3,027,864	2,957,225
Interest income	3,213	28,375	48,873	93,392
Interest expense	(43,382)	(70,211)	(185,836)	(275,648)
Other financial results	(59,084)	(12,029)	(104,272)	(22,754)
Income before equity in earnings of associated companies and income tax	460,060	702,859	2,786,629	2,752,215
Equity in earnings of associated companies	(32,830)	39,691	89,556	113,276
Income before income tax	427,230	742,550	2,876,185	2,865,491
Income tax	(312,765)	(159,156)	(1,011,675)	(823,924)
Income for continuing operations	114,465	583,394	1,864,510	2,041,567

Discontinued operations
Income for discontinued operations	-	12,421	411,110	34,492

Income for the year	114,465	595,815	2,275,620	2,076,059

Attributable to:
Equity holders of the Company	93,653	546,542	2,124,802	1,923,748
Minority interest	20,812	49,273	150,818	152,311
	114,465	595,815	2,275,620	2,076,059

Consolidated Balance Sheet

(all amounts in thousands of U.S. dollars)	At December 31, 2008		At December 31, 2007

ASSETS
Non-current assets
Property, plant and equipment, net	2,982,871		3,269,007
Intangible assets, net	3,826,987		4,542,352
Investments in associated companies	527,007		509,354
Other investments	38,355		35,503
Deferred tax assets	390,323		310,590
Receivables	82,752	7,848,295	63,738	8,730,544

Current assets
Inventories	3,091,401		2,598,856
Receivables and prepayments	251,481		222,410
Current tax assets	201,607		242,757
Trade receivables	2,123,296		1,748,833
Other investments	45,863		87,530
Cash and cash equivalents	1,538,769	7,252,417	962,497	5,862,883
Current and non current assets held for sale		-		651,160
		7,252,417		6,514,043
Total assets		15,100,712		15,244,587

EQUITY
Capital and reserves attributable to the Company’s equity holders		8,176,571		7,006,277
Minority interest		525,316		523,573
Total equity		8,701,887		7,529,850

LIABILITIES
Non-current liabilities
Borrowings	1,241,048		2,869,466
Deferred tax liabilities	1,053,838		1,233,836
Other liabilities	223,142		185,410
Provisions	89,526		97,912
Trade payables	1,254	2,608,808	47	4,386,671

Current liabilities
Borrowings	1,735,967		1,150,779
Current tax liabilities	610,313		341,028
Other liabilities	242,620		252,204
Provisions	28,511		19,342
Customer advances	275,815		449,829
Trade payables	896,791	3,790,017	847,842	3,061,024
Liabilities associated with current and non-current assets held for sale		-		267,042
		3,790,017		3,328,066
Total liabilities		6,398,825		7,714,737

Total equity and liabilities		15,100,712		15,244,587

Consolidated Cash Flow statement

	Three-month period ended December 31,		Twelve-month period ended December 31,
(all amounts in thousands of U.S. dollars)	2008	2007	2008	2007

Cash flows from operating activities
Income for the year	114,465	595,815	2,275,620	2,076,059
Adjustments for:
Depreciation and amortization	129,176	143,173	532,934	514,820
Income tax accruals less payments	(5,288)	(172,473)	(225,038)	(393,055)
Equity in earnings of associated companies	32,830	(21,303)	(89,556)	(94,888)
Interest accruals less payments, net	28,985	(84,821)	55,492	(21,302)
Income from disposal of investment and other	-	(18,388)	(394,323)	(18,388)
Changes in provisions	(10,056)	3,858	783	(421)
Impairment charge	502,899	-	502,899	-
Changes in working capital	(248,554)	(205,094)	(1,051,632)	(110,425)
Other, including currency translation adjustment	(165,143)	(9,274)	(142,174)	68,224
Net cash provided by operating activities	379,314	231,493	1,465,005	2,020,624

Cash flows from investing activities
Capital expenditures	(106,100)	(113,349)	(443,238)	(447,917)
Acquisitions of subsidiaries and minority interest	(8,717)	(35)	(18,585)	(1,927,262)
Other disbursements relating to the acquisition of Hydril	-	-	-	(71,580)
Proceeds from the sale of pressure control business	-	-	1,113,805	-
Decrease in subsidiaries / associated	-	28,516	-	27,321
Proceeds from disposal of property, plant and equipment and intangible assets	4,995	17,118	17,161	24,041
Dividends and distributions received from associated companies	1,396	674	15,032	12,170
Changes in restricted bank deposits	-	21	-	21
Investments in short terms securities	(18,866)	126,916	41,667	96,074
Other	-	-	(3,428)	-
Net cash (used in) provided by investing activities	(127,292)	59,861	722,414	(2,287,132)

Cash flows from financing activities
Dividends paid	(153,470)	(153,470)	(448,604)	(507,631)
Dividends paid to minority interest in subsidiaries	(27,083)	(14,948)	(87,200)	(60,263)
Proceeds from borrowings	356,444	266,301	1,087,649	2,718,264
Repayments of borrowings	(344,804)	(1,099,730)	(2,122,268)	(2,347,054)
Net cash (used in) financing activities	(168,913)	(1,001,847)	(1,570,423)	(196,684)
Increase (decrease) in cash and cash equivalents	83,109	(710,493)	616,996	(463,192)

Movement in cash and cash equivalents
At the beginning of the period	1,463,642	1,648,554	954,303	1,365,008
Effect of exchange rate changes	(21,729)	16,242	(46,277)	52,487
Increase (decrease) in cash and cash equivalents	83,109	(710,493)	616,996	(463,192)
At December 31,	1,525,022	954,303	1,525,022	954,303

Cash and cash equivalents	At December 31,		At December 31,
	2008	2007	2008	2007
Cash and bank deposits	1,538,769	962,497	1,538,769	962,497
Bank overdrafts	(13,747)	(8,194)	(13,747)	(8,194)
	1,525,022	954,303	1,525,022	954,303
Non Cash financing activities
Conversion of debt to equity in subsidiaries	-	-	-	35,140